UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
INTERNATIONAL SHIPHOLDING CORPORATION

(Name of Issuer)
Common Stock, $1.00 par value

(Title of Class of Securities)
460321201

(CUSIP Number)
Philip J. Shapiro
Liberty Shipping Group LLC
1979 Marcus Avenue, Suite 200
Lake Success, New York 11042
(516) 488-8800
Copies to:
Dennis J. Friedman, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Projection LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC; AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		342,013

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		342,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	342,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Liberty Shipping Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		342,013

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		342,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	342,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Philip J. Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		342,013

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		342,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	342,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) relates to shares of common stock, $1.00 par value per share (the “Common Stock”), of International Shipholding Corporation, a Delaware corporation (the “Company”).
This Amendment No. 12 amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original Filing”), as amended by the amendments filed on September 2, 2008 (the “September 2 Filing”), September 15, 2008 (the “September 15 Filing”), October 1, 2008 (the “October 1 Filing”), October 10, 2008 (the “October 10 Filing”), October 27, 2008 (the “October 27 Filing”), November 10, 2008 (the “November 10 Filing”), November 18, 2008 (the “November 18 Filing”), January 15, 2009 (the “January 15 Filing”), March 30, 2009 (the “March 30 Filing”), April 30, 2009 (the “April 30 Filing”) and May 7, 2009 (the “May 7 Filing” and, together with the September 2 Filing, the September 15 Filing, the October 1 Filing, the October 10 Filing, the October 27 Filing, the November 10 Filing, the November 18 Filing, the January 15 Filing, the March 30 Filing, and the April 30, Filing, the “Amendments”). Information reported in the Original Filing, as amended by the Amendments, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 12. Capitalized terms used and not defined in this Amendment No. 12 have the meanings set forth in the Original Filing or the Amendments, as applicable.
Item 5.   Interest in Securities of the Issuer
Subsections (a) through (c) and subsection (e) of Item 5 are amended and restated in their entirety as follows:
(a)-(b) As of the time of this filing, Projection is the beneficial owner of an aggregate of 342,013 shares of Common Stock, which constitute approximately 4.6% of the 7,358,570 shares of Common Stock outstanding (as reported by the Company in its Quarterly Report on Form 10-Q filed on May 8, 2009). Liberty, as the direct parent company of Projection, and Mr. Shapiro, as the manager of Liberty, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Projection. Liberty and Mr. Shapiro disclaim beneficial ownership of such Shares for purposes of Section 13(d) of the Act.
(c) All transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 11 are set forth in Exhibit F attached hereto.
(e) On May 8, 2009 each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.
Item 7.   Material to be Filed as Exhibits
Exhibit F of the September 15 Filing, as supplemented by the October 1 Filing, the October 10 Filing, the October 27 Filing, the March 30 Filing, the April 30 Filing and the May 7 Filing is hereby supplemented as set forth in Exhibit F attached to this Amendment No. 12.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	May 11, 2009	PROJECTION LLC

By: /s/ Philip J. Shapiro Name: Philip J. Shapiro
Title: President and Chief Executive Officer

	May 11, 2009	LIBERTY SHIPPING GROUP LLC

By: /s/ Philip J. Shapiro Name: Philip J. Shapiro Title: President and Chief Executive Officer

	May 11, 2009	/s/ Philip J. Shapiro PHILIP J. SHAPIRO

EXHIBIT INDEX
Exhibit F:           Schedule of transactions effected by the Reporting Persons.